SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID (CNPJ) 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM Registrar 1431 - 1

EXTRACT OF THE MINUTES OF THE 113T H BOARD OF DIRECTORS’
ORDINARY MEETING

1. VENUE: Rua Coronel Dulcídio, 800, Curitiba - PR. 2. DATE AND TIME: June 20, 2006 – 02.30 p.m. 3. PRESIDING BOARD: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi – Executive Secretary. 4. RESOLUTIONS: The members of the Board of Directors in attendance:

I.approved, by majority vote, the engagement of Deloitte Touche Tomatsu to act as the Company’s External Auditor, as a result of the bidding process;

II.approved, by unanimous vote, the 20-F Report, to be filed with the United States Securities and Exchange Commission – SEC;

III.authorized, by unanimous vote, the initial steps towards the issue of debentures amounting to R$ 600 million, whose offering memo and its respective filing with the CVM (Brazilian Securities and Exchange Commission) had already been approved by the 69th Extraordinary Board of Directors’ Meeting held on March 11, 2005, and the 163rd Extraordinary Shareholders’ Meeting, held on April 12, 2005. Such operation must be coordinated by Banco do Brasil;

IV.approved, by unanimous vote, the nomination of Mr. Robson Luiz Rossetin for the position of Technical Officer of UEG Araucária Ltda’s Managing Committee, replacing Mr. Celso Silva, for a period of office from May 30, 2006 to June 12, 2006 and forwarded the decision as to who should take over the aforementioned position as of June 13, 2006 to the Board of Executive Officers, ad referendum of the Board of Directors; and countersigned, by unanimous vote, the nomination of Mr. Paulo Roberto Trompczynski and, by majority vote, the nomination of Mr. Elzio Batista Machado for the position of Officers at Copel Empreendimentos Ltda.. The nominated Officers shall not receive any additional remuneration;

V. approved, by unanimous vote, the nomination of Mr. José Eduardo Dias Olesko for the position of Techinical Officer at Gralha Azul Transmissora de Energia S.A., replacing Mr. João Landi de Souza Mello;

VI. removed from the agenda the matter related to the specific agreement on the profit sharing program for the fiscal year 2006;

5. SIGNATURES: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; RUBENS GHILARDI – Executive Secretary; SÉRGIO BOTTO DE LACERDA; ACIR PEPES MEZZADRI; LAURITA COSTA ROSA; ROGÉRIO DE PAULA QUADROS.

The text of the Minutes of the 113th Copel’s Board of Directors Meeting was drawn up in the Company’s Book #6, filed with the Paraná State Commercial Registry under # 05/095391-5, on August 8, 2005.

RUBENS GHILARDI
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.